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May 14, 2019

Via EDGAR, Email and FedEx

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HomeStreet, Inc.
PRER14A preliminary proxy statement filing made on Schedule 14A Filed on May 10, 2019, by HomeStreet, Inc. File No. 001-35424

Dear Mr. Panos:

On behalf of our client, HomeStreet, Inc. (the “Company”), set forth below is our response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 13, 2019, with respect to the amended preliminary proxy statement on Schedule 14A filed with the Commission on May 10, 2019, File No. 001-35424 (the “Amended Preliminary Proxy Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions in our response correspond to the Amended Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Amended Preliminary Proxy Statement.

Schedule 14A

1.	The placeholder included for purposes of disclosing the record date continues to be blank. Rule 14a-13, by its terms, mandates that the registrant shall conduct the inquiry required by Rule 14a-13(a)(1) “at least 20 business days prior to the record date of the meeting of security holders.” Please advise us how HomeStreet complied with, or intends to comply with, Rule 14a-13(a)(3).

Response: On April 15, 2019, the Company instructed its transfer agent, Broadridge Financial Solutions, Inc. (“Broadridge”), to set a record date of May 13, 2019 in connection with the 2019 Annual Meeting and to notify each record holder of the Company’s common stock in accordance with Rule 14a-13(a)(1). As such, this notice was distributed 20 business days in advance of the record date of the 2019 Annual Meeting in accordance with Rule 14a-13(a)(3). Attached hereto as Exhibit A, please find correspondence between the Company and Broadridge confirming that a broker search was started on April 15, 2019 for a record date of May 13, 2019. However, we also note that subsequently, the Company’s proxy solicitor, Okapi Partners LLC (“Okapi”), discovered that Broadridge’s notice to record holders had not indicated the nature of the record date—namely, that the May 13, 2019 record date was for the 2019 Annual Meeting. Okapi immediately corrected the error with Broadridge and, in an abundance of caution, Okapi sent a second set of broker search notices to the Company’s record holders. The Company believes that it acted reasonably in relying on Broadridge in ensuring compliance with Rule 14a-13(a)(3) and, particularly in light of the subsequent notice delivered by Okapi clarifying the nature of the record date, that no nominee holders have been prejudiced, that all nominee holders have been made fully aware that May 13, 2019 has been set as the record date for the 2019 Annual Meeting and that all record holder accounts have been adequately captured and known for purposes of mailing definitive proxy materials. We also confirm that the May 13, 2019 record date will be disclosed in the definitive proxy materials for the 2019 Annual Meeting.

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United States Securities and Exchange Commission

Division of Corporation Finance

May 14, 2019

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744 or Beth E. Berg (312) 853-7443.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Godfrey B. Evans
Executive Vice President, General Counsel, Chief Administrative Officer & Corporate Secretary HomeStreet, Inc.

United States Securities and Exchange Commission

Division of Corporation Finance

May 14, 2019

Exhibit A

Email Correspondence between Broadridge and the Company on Tuesday, May 14, 2019

From:                                               <                           @broadridge.com>
Sent: Tuesday, May 14, 2019 1:23 PM
To: Lauree Seko <Lauree.Seko@homestreet.com>
Subject: Broker Search

Hi Lauree,

I can confirm that we conducted a broker search with a record date of 5/13/2019.

The search was started on 4/15/2019.

Let me know if you have any additional questions.

Thanks,

                    | Relationship Manager, BCIS | Broadridge Financial Solutions, Inc.
51 Mercedes Way | Edgewood, NY 11717 | USA | p